UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Peregrine Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

713661304

(CUSIP Number)

John S. Stafford, Jr.

c/o Ronin Capital, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713661304

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 17,565,843(1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 17,565,843 (1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,565,843 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 6.8%*

14.	Type of Reporting Person (See Instructions): IN

(1)           Includes 383,866 shares of Common Stock issuable upon conversion of 46,064 shares of Series E Convertible Preferred Stock. All 17,565,843 shares beneficially owned by Mr. Stafford are held in a Class C Capital Account of Mr. Stafford at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

CUSIP No. 713661304

1.	Names of Reporting Person. Ronin Capital, LLC 36-4472500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 17,565,843 (2)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 17,565,843 (2)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,565,843 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 6.8%*

14.	Type of Reporting Person (See Instructions): BD

(2)           Includes 383,866 shares of Common Stock issuable upon conversion of 46,064 shares of Series E Convertible Preferred Stock. Ronin Capital, LLC is owned and managed by John S. Stafford, III. All 17,565,843 shares beneficially owned by Ronin Capital, LLC are held in a Class C Capital Account of Mr. Stafford, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock   (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

CUSIP No. 713661304

1.	Names of Reporting Person. Stephen White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,494,166(3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,494,166 (3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,494,166 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%*

14.	Type of Reporting Person (See Instructions): IN

(3)           Includes 44,166 shares of Common Stock issuable upon conversion of 5,300 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock  (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

1.	Names of Reporting Person. SW Investment Management LLC 81-0765824

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,494,166 (4)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,494,166 (4)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,494,166 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%*

14.	Type of Reporting Person (See Instructions): IA

(4)           Includes 44,166 shares of Common Stock issuable upon conversion of 5,300 shares of Series E Convertible Preferred Stock. 960,833 shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held of record by SW Investment Management LLC. 2,533,333 shares of Common Stock  (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held of record by SWIM Partners LP. SW Investment Management LLC acts in an investment advisory capacity on behalf of SWIM Partners LP. SW Investment Management LLC is deemed the indirect beneficial owner of all of the shares of Common Stock  (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

1.	Names of Reporting Person. SWIM Partners LP 90-0852885

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,533,333 (5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 2,533,333 (5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,533,333 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): PN

(5)           Includes 33,333 shares of Common Stock issuable upon conversion of  4,000 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock   (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

Item 1.         Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Peregrine Pharmaceuticals, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780.

Item 2.         Identity and Background

(a)                                 Name:  John S. Stafford, III

Ronin Capital, LLC

Stephen White

SW Investment Management LLC

SWIM Partners LP

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)                                 Business address for Reporting Persons:

John S. Stafford, III and Ronin Capital, LLC: 350 N. Orleans Street, Suite 2N, Chicago, IL  60654

Stephen White, SW Investment Management LLC and SWIM Partners LP: 737 N Michigan Avenue, Suite 2250, Chicago IL 60611

(c)                                  John S. Stafford, III is the manager of Ronin Capital, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL  60654.

Stephen White is the managing partner of SW Investment Management LLC, an Illinois limited liability company and SWIM Partners LP, a Delaware limited partnership, each of which has its principal place of business at 737 N Michigan Avenue, Suite 2250, Chicago IL 60611.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   John S. Stafford, III is a citizen of the United States.

Ronin Capital, LLC is a Delaware limited liability company.

Stephen White is a citizen of the United States.

SW Investment Management LLC is an Illinois limited liability company.

SWIM Partners LP is a Delaware limited partnership.

Item 3.         Source and Amount of Funds or Other Consideration

Ronin Capital, LLC is the record owner of an aggregate of 17,565,843 shares of Common Stock  (includes 383,866 shares of Common Stock issuable upon conversion of 46,064 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $7,610,828 (after giving effect to the sale of 441,595 shares of Common Stock on February 17, 2017 for $260,572).  The source of funds used to purchase such shares was working capital of Ronin Capital, LLC. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes.  John S. Stafford, III is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

SW Investment Management LLC is the record owner of an aggregate of 3,494,166 shares of Common Stock (includes 44,166 shares of Common Stock issuable upon conversion of 5,300 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $325,001.  The source of funds used to purchase such shares was working capital of SW Investment Management LLC. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. Stephen White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

SWIM Partners LP is the owner of an aggregate of 2,533,333 shares of Common Stock (includes 33,333 shares of Common Stock issuable upon conversion of 4,000 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $886,138 (after giving effect to the sale of 77,246 shares of Common Stock on January 5, 2017 for $23,258).  The source of funds used to purchase such shares was working capital of SWIM Partners LP. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. SW Investment Management LLC is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

Item 4.         Purpose of Transaction

Ronin Capital, LLC acquired the above reported shares of Common Stock and Series E Convertible Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. John S. Stafford, III is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc.  held of record by Ronin Capital, LLC.

SW Investment Management LLC acquired the above reported shares of the Common Stock and Series E Convertible Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. Stephen White is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

SWIM Partners LP acquired the above reported shares of the Common Stock and Series E Convertible Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. SW Investment Management LLC is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

Ronin Capital, LLC, SW Investment Management LLC and SWIM Partners LP each intend to continue to review their respective equity interests in the Issuer.  In addition, depending on their respective evaluations of the factors described below, the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by it, or cease buying or selling such securities.  Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions, or otherwise.

The Reporting Persons may also wish to engage in a dialogue with officers, directors, and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization.  The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.  The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on his or its assessment of the foregoing factors, each Reporting Person may, from time to time, modify its present intention as stated in this Item 4.

Item 5.         Interest in Securities of the Issuer

(a)                                 In the aggregate, John S. Stafford, III beneficially owns, as of  March 1, 2017, 17,565,843 shares of the Issuer’s Common Stock (includes 383,866 shares of Common Stock issuable upon conversion of 46,064 shares of Series E Convertible Preferred Stock), representing approximately 6.8% of such class of securities. John S. Stafford, III is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

In the aggregate, Stephen White beneficially owns, as of  March 1, 2017, 3,494,166 shares of the Issuer’s Common Stock (includes 44,166 shares of Common Stock issuable upon conversion of 5,300 shares of Series E Convertible Preferred Stock), representing approximately 1.4% of such class of securities. Stephen White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of  March 1, 2017, 21,060,009 shares of the Issuer’s Common Stock (includes 428,032 shares of Common Stock issuable upon conversion of 51,364 shares of Series E Convertible Preferred Stock), representing approximately 8.2% of the issued and outstanding Common Stock (assuming conversion to Common Stock of only those shares of Series E Convertible Preferred Stock beneficially owned by the Reporting Persons).

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 257,141,534 shares of issued and outstanding Common stock as of December 8, 2016, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended October 31, 2016, and a current conversion rate of 8 and 1/3 shares of Common Stock for every share of Series E Convertible Preferred Stock, with fractional shares being cashed out upon conversion.

(b)                                 John S. Stafford, III has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 17,565,843 shares of the Issuer’s Common Stock (includes 383,866 shares of Common Stock issuable upon conversion of 46,064 shares of Series E Convertible Preferred Stock). Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

Stephen White has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 3,494,166 shares of the Issuer’s Common Stock (includes 44,166 shares of Common Stock issuable upon conversion of 5,300 shares of Series E Convertible Preferred Stock). Mr. White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC.

(c)

Ronin Capital

Common Stock:

•                  On February 1, 2017, Ronin Capital, LLC purchased 1,000 shares at an average price of $0.3043 per share.

•                  On February 2, 2017, Ronin Capital, LLC purchased 2,000 shares at an average price of $0.30995 per share.

•                  On February 3, 2017, Ronin Capital, LLC purchased 1,089,965 shares at an average price of $0.31547 per share.

•                  On February 6, 2017, Ronin Capital, LLC purchased 631,589 shares at an average price of $0.32101 per share.

•                  On February 7, 2017, Ronin Capital, LLC purchased 515,516 shares at an average price of $0.32359 per share.

•                  On February 8, 2017, Ronin Capital, LLC purchased 607,904 shares at an average price of $0.32076 per share.

•                  On February 9, 2017, Ronin Capital, LLC purchased 2,610,986 shares at an average price of $0.35647 per share.

•                  On February 10, 2017, Ronin Capital, LLC purchased 1,338,028 shares at an average price of $0.3534 per share.

•                  On February 13, 2017, Ronin Capital, LLC purchased 515,908 shares at an average price of $0.36969 per share.

•                  On February 14, 2017, Ronin Capital, LLC purchased 364,659 shares at an average price of $0.37253 per share.

•                  On February 15, 2017, Ronin Capital, LLC purchased 715,765 shares at an average price of $0.38208 per share.

•                  On February 16, 2017, Ronin Capital, LLC purchased 3,971 shares at an average price of $0.42995 per share.

•                  On February 17, 2017, Ronin Capital, LLC purchased 984,241 shares at an average price of $0.53328 per share.

•                  On February 17, 2017, Ronin Capital, LLC sold 441,595 shares at an average price of $0.59007 per share.

•                  On February 21, 2017, Ronin Capital, LLC purchased 1,990,547 shares at an average price of $0.4977 per share.

•                  On February 22, 2017, Ronin Capital, LLC purchased 1,228,848 shares at an average price of $0.51502 per share.

•                  On February 23, 2017, Ronin Capital, LLC purchased 750,855 shares at an average price of $0.50755 per share.

•                  On February 24, 2017, Ronin Capital, LLC purchased 461,155 shares at an average price of $0.50303 per share.

•                  On February 27, 2017, Ronin Capital, LLC purchased 1,343,261 shares at an average price of $0.55479 per share.

•                  On February 28, 2017, Ronin Capital, LLC purchased 967,044 shares at an average price of $0.58756 per share.

•                  On March 1, 2017, Ronin Capital, LLC purchased 1,503,330 shares at an average price of $0.58716 per share.

Series E Preferred Stock:

•                  On February 27, 2017, Ronin Capital, LLC purchased 35,152 shares at a price of $20.15 per share.

•                  On February 28, 2017, Ronin Capital, LLC purchased 6,482 shares at a price of $20.30 per share.

•                  On March 1, 2017, Ronin Capital, LLC purchased 4,430 shares at a price of $20.60 per share.

SW Investment Management LLC

Common Stock:

•                  On January 20, 2017, SW Investment Management LLC purchased 50,000 shares at an average price of $0.2889 per share.

•                  On January 23, 2017, SW Investment Management LLC purchased 12,500 shares at an average price of $0.2931 per share.

•                  On January 24, 2017, SW Investment Management LLC purchased 25,000 shares at an average price of $0.3054 per share and 5,000 shares at an average price of $0.3065 per share.

•                  On January 25, 2017, SW Investment Management LLC purchased 37,500 shares at an average price of $0.3077 per share.

•                  On January 26, 2017, SW Investment Management LLC purchased 69,500 shares at an average price of $0.3062 per share.

•                  On January 27, 2017, SW Investment Management LLC purchased 50,500 shares at an average price of $0.2987 per share.

•                  On January 30, 2017, SW Investment Management LLC purchased 74,300 shares at an average price of $0.2938 per share.

•                  On January 31, 2017, SW Investment Management LLC purchased 125,700 shares at an average price of $0.2946 per share.

•                  On February 2, 2017, SW Investment Management LLC purchased 200,000 shares at an average price of $0.3093 per share.

•                  On February 9, 2017, SW Investment Management LLC purchased 50,000 shares at an average price of $0.355 per share.

Series E Preferred Stock:

•                  On January 24, 2017, SW Investment Management LLC purchased 1,273 shares at an average price of $20.3841 per share.

•                  On February 23, 2017, SW Investment Management LLC purchased 27 shares at an average price of $19.80 per share.

SWIM Partners LP

Common Stock:

•                  On January 5, 2017, SWIM Partners LP sold 77,246 shares at an average price of $0.3010922 per share.

•                  On January 20, 2017, SWIM Partners LP purchased 50,000 shares at an average price of $0.2889 per share.

•                  On January 23, 2017, SWIM Partners LP purchased 35,000 shares at an average price of $0.2931 per share.

•                  On January 24, 2017, SWIM Partners LP purchased 15,000 shares at an average price of $0.306487 per share and 75,000 shares at an average price of $0.3054 per share.

•                  On January 25, 2017, SWIM Partners LP purchased 112,500 shares at an average price of $0.30765 per share.

•                  On January 26, 2017, SWIM Partners LP purchased 210,000 shares at an average price of $0.3062 per share.

•                  On January 27, 2017, SWIM Partners LP purchased 52,500 shares at an average price of $0.2987 per share.

•                  On January 30, 2017, SWIM Partners LP purchased 250,000 shares at an average price of $0.2938 per share.

•                  On January 31, 2017, SWIM Partners LP purchased 300,000 shares at an average price of $0.2946 per share.

•                  On February 1, 2017, SWIM Partners LP purchased 250,000 shares at an average price of $0.3005 per share.

•                  On February 2, 2017, SWIM Partners LP purchased 100,000 shares at an average price of $0.3093 per share.

•                  On February 6, 2017, SWIM Partners LP purchased 450,390 shares at an average price of $0.3163 per share.

•                  On February 9, 2017, SWIM Partners LP purchased 150,000 shares at an average price of $0.355 per share.

•                  On February 16, 2017, SWIM Partners LP purchased 199,610 shares at an average price of $0.4236 per share.

Series E Preferred Stock:

•                  On January 24, 2017, SWIM Partners LP purchased 3,820 shares at an average price of $20.384135 per share.

•                  On February 23, 2017, SWIM Partners LP purchased 180 shares at an average price of $19.80 per share.

(d)                              No person other than John S. Stafford, III, Ronin Capital, LLC, Stephen White, SW Investment Management LLC and SWIM Partners LP is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 21,060,009 shares of the Common Stock (includes the shares of Common Stock issuable upon conversion of the shares of Series E Convertible Preferred Stock) reported hereby.

(e)                                  Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ronin Capital, LLC, SW Investment Management LLC and SWIM Partners LP have an oral agreement to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer, and to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable. Each of the Reporting Persons has entered into a joint filing agreement with respect to the transactions being reported on this Schedule 13D.

Item 7.         Material to be Filed as Exhibits

Agreement Regarding Joint Filing of Schedule 13D.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		DATE:	March 2, 2017

RONIN CAPITAL, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Managing Partner	STEPHEN WHITE

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Managing Partner

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Peregrine Pharmaceuticals, Inc.  and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 2nd day of March, 2017.

RONIN CAPITAL, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Managing Partner	STEPHEN WHITE

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Managing Partner